February 13, 2007


VIA EDGAR
Securities and Exchange Commission
Attn: Russell Mancuso
100 F Street, N.E.
Washington, D.C. 20549

         Re:      SpatiaLight, Inc.
                  Registration Statement on Form S-3, as amended
                  File No. 333-137100

Gentlemen:

         The undersigned is the Chief Executive Officer of SpatiaLight, Inc., a New York corporation (the "Company"). On behalf of the Company, I hereby request that Registration Statement (File No. 333-137100), as amended by Pre-effective Amendment No. 6 filed on February 13, 2007 (the "Registration Statement") be declared effective as of 5:00 PM EST on February 13, 2007 or as soon thereafter as practicable.

         The Company acknowledges that:

            o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and;

            o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Very truly yours,

         SPATIALIGHT, INC.

         By: /s/ David F. Hakala
             --------------------------
             David F. Hakala
             Chief Executive Officer


               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com